Exhibit 99.2

STEALTHGAS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE SCAN TO VIEW MATERIALS & VOTE w VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D89444-P79074 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY STEALTHGAS INC. The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees: 01) Michael G. Jolliffe 02) John Kostoyannis The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for the year ending ! ! ! December 31, 2022. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Withhold For All To withhold authority to vote for any individual All All Except nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below. ! ! ! Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and Annual Report are available at www.proxyvote.com D89445-P79074 STEALTHGAS INC. THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Proxy card for use at the 2022 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Tuesday, September 13, 2022 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece. The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Konstantinos Sistovaris, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting. Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of each of the nominees to the Board of Directors, and FOR Proposal Two. Continued and to be signed on reverse side

STEALTHGAS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE D89447-P79074 Your Vote Counts! STEALTHGAS INC. 2022 Annual Meeting Vote by September 12, 2022 11:59 PM ET You invested in STEALTHGAS INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on September 13, 2022. Get informed before you vote View the Notice & Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 30, 2022. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call -800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote in Person at the Meeting* September 13, 2022 11:00 a.m. Greek local time 331 Kifissias Avenue Erithrea 14561 Athens, Greece *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. V1.1

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters. Voting Items Board Recommends 1. Election of Directors Nominees: For 01) Michael G. Jolliffe 02) John Kostoyannis 2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for For the year ending December 31, 2022. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E-delivery”. D89448-P79074